

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Silvia Su
Vice President, Finance and Accounting Management Center
CHIPMOS TECHNOLOGIES INC
No.1, R&D Road 1, Hsinchu Science Park
Hsinchu 300-092, Taiwan, Republic of China

> **Re: CHIPMOS TECHNOLOGIES INC**
> **Form 20-F for the Year Ended December 31, 2022**
> **Filed April 13, 2023**
> **File No. 001-37928**

Dear Silvia Su:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022

Risks Factors
Risks Relating to Economic Conditions and the Financial Markets, page 3

1. We note your risk factor indicating that global inflation and financial market disruptions could materially and adversely affect your business and results of operations. In future filings, please expand your disclosure to discuss if recent inflationary pressures have materially impacted the company's operations, clarify the resulting impact on the company, and identify actions planned or taken, if any, to mitigate inflationary pressures. In this regard, please also identify the types of inflationary pressures you are facing and how your business has been affected.

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 48

2. Please revise to provide a more comprehensive and quantified discussion and analysis of

the factors that impacted your results between comparative periods. For example, you disclose that revenue decreased 14% in 2022 principally due to decreased customer demand without discussing any underlying drivers for the significant decrease in customer demand. In future filings, please revise your discussion to include an analysis of the known material trends, events, demands, commitments and uncertainties, and quantify and discuss the underlying drivers or metrics to illustrate the change in demand (e.g., volume, product mix, utilization rates and average selling price).

Liquidity and Capital Resources, page 50

3.   Your discussion of cash flows from operating activities should be a comparative analysis of material changes in this amount between periods. In your analysis, please include a discussion of the underlying reasons for material changes in working capital items that affect operating cash flows. For example, describe how changes in accounts and notes receivable and inventories contributed to the changes in cash flows from operating activities. Refer to Section IV.B.1 of SEC Release No. 33-8350.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing